Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284135

and Registration No. 333-284997

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED FEBRUARY 18, 2025)

2,260,000 UNITS

EACH UNIT CONSISTING OF

ONE SHARE OF COMMON STOCK,

ONE SERIES C WARRANT TO PURCHASE ONE

SHARE OF COMMON STOCK AND ONE SERIES D

WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK*

22,146,750 PRE-FUNDED UNITS

EACH PRE-FUNDED UNIT CONSISTING OF

ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK,

ONE SERIES C WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

AND ONE SERIES D WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK*

119,773,750* SHARES OF COMMON STOCK UNDERLYING THE SERIES C WARRANTS, THE
SERIES D WARRANTS AND THE PRE-FUNDED WARRANTS

LogicMark, Inc.

This prospectus supplement amends and supplements the prospectus, dated February 18, 2025, as supplemented or amended from time to time (the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (No. 333-284135), and the Registration Statement on Form S-1MEF (No. 333-28997) of LogicMark, Inc., a Nevada corporation (the “Company”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 18, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale by the Company of an aggregate of 2,260,000 units (“Units”) consisting of: (i) 2,260,000 shares of common stock, par value $0.0001 per share (the “Common Stock”); (ii) Series C warrants to purchase up to 2,260,000 shares of Common Stock (the “Series C Warrants”), and (iii) Series D warrants to purchase up to 2,260,000 shares of Common Stock (the “Series D Warrants”, and collectively with the Series C Warrants, the “Warrants”); and (y) 22,146,750 pre-funded units of the Company (the “Pre-Funded Units”), consisting of (i) pre-funded common stock purchase warrants exercisable for up to 22,146,750 shares of Common Stock (the “Pre-Funded Warrants”), (ii) Series C Warrants exercisable for up to 22,146,750 shares of Common Stock and (iii) Series D Warrants exercisable for up to 22,146,750 shares of Common Stock, pursuant to the Registration Statement and securities purchase agreements, each dated February 18, 2025, between the Company and each of the purchasers signatory thereto.

*	Each Series C Warrant, upon exercise at a price of $0.59 per share (100% of the public offering price of the Unit), and Each Series D Warrant, upon exercise at a price of $0.885 per share (150% of the public offering price of the Unit), will result in the issuance of one share of Common Stock to the holder of such Warrant; provided, however, that the Series D Warrants also contain an alternative cashless exercise provision, by which such exercising holder will have the right at any time upon receipt of Stockholder Approval and the filing of an Amendment (each as defined in the Prospectus) to receive three (3) shares of Common Stock for each Series D Warrant they exercise, without any cash payment to the Company.

The Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LGMK.” The last reported closing price for the Common Stock on Nasdaq on February 18, 2025 was $0.2947 per share.  On November 18, 2024, the Company effected a one-for-twenty-five reverse stock split (the “Common Stock Reverse Stock Split”) of all of our outstanding shares of Common Stock. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the Common Stock Reverse Stock Split.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus, as well as other information included in the Prospectus, to read about factors you should consider before investing in our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 18, 2025

LogicMark, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-36616	46-0678374
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

LogicMark, Inc.

2801 Diode Lane

Louisville, KY 40299

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (502) 442-7911

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LGMK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 18, 2025 (the “Closing Date”), LogicMark, Inc., a Nevada corporation (the “Company”), in connection with a best efforts public offering (the “Offering”), sold an aggregate of (x) 2,260,000 units (the “Units”) at an offering price of $0.59 per Unit, consisting of (i) 2,260,000 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), (ii) Series C warrants to purchase up to 2,260,000 shares of Common Stock (the “Series C Warrants”), and (iii) Series D warrants to purchase up to 2,260,000 shares of Common Stock (the “Series D Warrants” and, together with the Series C Warrants, the “Warrants”); and (y) 22,146,750 pre-funded units of the Company (the “Pre-Funded Units”) at an offering price $0.589 per Pre-Funded Unit, consisting of (i) pre-funded common stock purchase warrants exercisable for up to 22,146,750 shares of Common Stock at $0.001 per share (the “Pre-Funded Warrants”), (ii) Series C Warrants exercisable for up to 22,146,750 shares of Common Stock and (iii) Series D Warrants exercisable for up to 22,146,750 shares of Common Stock, pursuant to the Registration Statement (as defined below) and securities purchase agreements, each dated February 18, 2025 (the “Purchase Agreements”), between the Company and each of the purchasers signatory thereto (the “Purchasers”). In addition, as of February 18, 2025, certain of the Purchasers have exercised their Pre-Funded Warrants for an aggregate of 3,006,000 shares of Common Stock. Neither the Units nor the Pre-Funded Units have stand-alone rights, are certificated or were issued as stand-alone securities. The Shares and the Warrants included in the Units, and the Pre-Funded Warrants and the Warrants included in the Pre-Funded Units, are immediately separable from one another and were issued separately in the Offering.

The Units, the Pre-Funded Units, the Shares, the Warrants and the Pre-Funded Warrants included in the Units and the Pre-Funded Units, as applicable, as well as all shares of Common Stock issuable upon exercise of the Warrants and the Pre-Funded Warrants, were offered and sold to investors in the Offering and registered pursuant to (i) the Company’s registration statement on Form S-1, as amended (File No. 333-284135) (the “Initial Registration Statement”), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which the SEC declared effective on February 14, 2025, and (ii) the Registration Statement on Form S-1MEF (File No. 333-284997) filed by the Company with the SEC on February 14, 2025 pursuant to Rule 462(b) of the Securities Act (together with the Initial Registration Statement, the “Registration Statement”).

The Series C Warrants are exercisable at a per share price of $0.59 and the Series D Warrants are exercisable at a per share price of $0.885, on or after the date on which (A) stockholder approval is obtained by the Company (“Stockholder Approval”) in order to approve (i) the issuance of all shares of Common Stock (the “Warrant Shares”) issuable upon exercise of the Warrants, solely to the extent required under Rule 5635(b) of The Nasdaq Stock Market LLC and (ii) a reverse stock split of the outstanding shares of Common Stock or an increase in the number of authorized shares of Common Stock, in either case so that there are a sufficient number of shares of Common Stock reserved for issuance upon exercise of the Warrants (each, a “Capital Event”); and (B) a certificate of amendment to the Company’s articles of incorporation, as amended, is filed and deemed effective by the Secretary of State of the State of Nevada to give effect to a Capital Event. The Series C Warrants expire on the fifth anniversary of their issuance and the Series D Warrants expire two and one-half years after their issuance. The Series D Warrants include an “alternative cashless exercise” provision pursuant to which the holders thereof have the option not to pay a cash purchase price upon exercise, but instead receive upon such exercise three (3) shares of Common Stock for every Series D Warrant exercised.

The exercise price of (i) each Series C Warrant is subject to adjustment in the event that the Company sells or enters into an agreement to sell, or grant or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition), any shares of Common Stock or Common Stock Equivalents (as defined in the Series C Warrants), at an effective price per share below the exercise price of the Series C Warrant then in effect, in which case the exercise price of the Series C Warrants will be reduced to such effective price, subject to a floor price of $0.118 per share, subject to standard adjustments (the “Floor Price”), solely with respect to the calculation of the number of Warrant Shares issuable thereunder; (ii) each Series C Warrant and Series D Warrant is subject to a one-time adjustment upon the next reverse stock split of the Common Stock after each such Series D Warrant’s issuance, such that in the event that the lowest VWAP (as defined in the Series D Warrants) during the five trading day period before and after such reverse stock split is lower than the exercise price of the Series D Warrants then in effect, the exercise price of the Series D Warrants will be reduced to such lowest price during such 11-trading day period, subject to the Floor Price (solely with respect to the calculation of the number of Warrant Shares issuable thereunder); (iii) each Series C Warrant and Series D Warrant is subject to a one-time adjustment upon the date on which Stockholder Approval is obtained, such that in the event that the lowest VWAP during the five trading day period before and after Stockholder Approval is obtained is lower than the exercise price of the Warrants then in effect, the exercise price of the Warrants will be reduced to such lowest price during such 11-trading day period, subject to the Floor Price; and (iv) each Series C Warrant and Series D Warrant is subject to a one-time adjustment to the greater of (x) the Floor Price and (y) the lowest VWAP during the five trading day period immediately preceding the thirtieth (30th) trading day immediately following the issuance date of such Warrant. Further, upon each such exercise price adjustment described above, the number of Warrant Shares issuable upon exercise of such Warrants will increase such that the aggregate exercise price payable under the Warrants, after taking into account such decreased exercise price, will equal the aggregate exercise price of such Warrants on the date of their issuance; provided that in the event that such adjustment pursuant to either (ii) or (iii) above would result in an increase in such exercise price, no adjustment shall be made and if the Warrants are exercised during any relevant determining 11-trading day period, solely with respect to such portion of the Warrants exercised on such applicable exercise date, such applicable determining period shall be deemed to have ended on, and included, the trading day immediately prior to such exercise date and the exercise price on such applicable exercise date will be the lowest VWAP of the Common Stock immediately during such determining period prior to such exercise date and ending on, and including the trading day immediately prior to such exercise date.

Pursuant to the Purchase Agreements, subject to certain exceptions, the Company is not permitted to (A) (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Stock or securities convertible into Common Stock or (ii) file any registration statement or amendment or supplement thereto, other than the Registration Statement or its associated prospectus or filing a registration statement on Form S-8 in connection with any employee benefit plan, for a period of 90 days from the date on which Stockholder Approval is obtained; or (B) effect or enter into an agreement to effect any issuance of Common Stock or securities convertible into Common Stock (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the Purchase Agreements) for a period of six (6) months from the date on which Stockholder Approval is obtained. The Purchase Agreements contain customary representations, warranties, and covenants by the Company. They also provide for customary indemnification by the Company to the Purchasers for losses or damages arising out of or in connection with the Offering, including for breach of the representations and warranties. The Purchase Agreements also contain other obligations of the parties and termination provisions.

The Pre-Funded Warrants are immediately exercisable at a per share price of $0.001 until they are exercised in full. The exercise price of the Warrants and Pre-Funded Warrants is also subject to customary adjustments for stock dividends, stock splits and other subdivisions, combinations and re-classifications. Each of the Warrants and the Pre-Funded Warrants may also be exercised on a cashless basis for a net number of shares, as provided in the formula in the Warrants and the Pre-Funded Warrants, respectively.

Each of the Series C Warrants, Series D Warrants and Pre-Funded Warrants were also issued in accordance with a warrant agency agreement, dated February 18, 2025, between the Company and Nevada Agency and Transfer Company (the “Warrant Agency Agreement”).

In connection with the Offering, on February 18, 2025, the Company also entered into a placement agency agreement with Roth Capital Partners, LLC (the “Placement Agency Agreement”), pursuant to which Roth Capital Partners, LLC (the “Placement Agent”) agreed to serve as the exclusive placement agent for the Offering. As compensation for such placement agent services, the Company (i) agreed to pay the Placement Agent an aggregate cash fee of approximately $1,017,783, which represents a blended fee equal to 7.0833% of the aggregate purchase price paid by Purchasers equal to (i) 6.5% of the aggregate purchase price paid by the Purchasers up to $12 million; and (ii) 10% of every dollar of the aggregate purchase price paid by the Purchasers above $12 million, and (ii) agreed to reimburse the Placement Agent up to $75,000 for fees and expenses (including the legal fees, costs and expenses for the Placement Agent’s legal counsel). The Placement Agency Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by each of the Company and the Placement Agent for losses or damages arising out of or in connection with the Offering, including for liabilities under the Securities Act, other obligations of the parties and termination provisions.

On the Closing Date, the Company received gross proceeds of approximately $12.7 million, before deducting Placement Agent fees and estimated Offering expenses. The Company intends to use the net proceeds from the Offering for sales and marketing support of our legacy and new products, working capital and general corporate purposes.

The final prospectus relating to the Offering was filed with the SEC on February 18, 2025 and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to the Offering may be obtained from the SEC’s website or from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660.

The foregoing summaries of the terms of the Purchase Agreements, Placement Agency Agreement, Warrant Agency Agreement, Series C Warrants, Series D Warrants and Pre-Funded Warrants do not purport to be complete and are each qualified in their entirety by reference to the full text of the Purchase Agreements, Placement Agency Agreement, Warrant Agency Agreement, Series C Warrants, Series D Warrants and Pre-Funded Warrants, copies or forms of which are attached hereto as Exhibits 10.1, 1.1, 10.2, 4.1, 4.2 and 4.3, respectively, to this Current Report on Form 8-K (this “Form 8-K”).

Item 8.01 Other Events.

On February 18, 2025, the Company issued press releases announcing the pricing of the Offering and announcing the closing of the Offering. A copy of each such press release is filed as Exhibits 99.1 and 99.2, respectively, to this Form 8-K and each is incorporated herein by reference.

This Form 8-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, the Company’s Annual Report on Form 10-K, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 8-K, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Placement Agency Agreement between LogicMark, Inc. and Roth Capital Partners, LLC, as lead placement agent, dated February 18, 2025
4.1	Form of Series C Warrant
4.2	Form of Series D Warrant
4.3	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement between LogicMark, Inc. and each of the Purchasers, dated February 18, 2025.
10.2	Warrant Agency Agreement between LogicMark, Inc. and Nevada Agency and Transfer Company, dated February 18, 2025.
99.1	Press Release announcing the pricing of the Offering, dated February 18, 2025
99.2	Press Release announcing the closing of the Offering, dated February 18, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2025	LogicMark, Inc.

	By:	/s/ Mark Archer
	Name:	Mark Archer
	Title:	Chief Financial Officer

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